UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2020
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.NAME AND ADDRESS OF COMPANY

Methanex Corporation
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1

2.DATE OF MATERIAL CHANGE

September 17, 2020

3.NEWS RELEASE

The news release announcing the material change described herein was issued and disseminated on September 17, 2020 in Canada and the United States through the facilities of a newswire service.

4.     SUMMARY OF MATERIAL CHANGE

Methanex Corporation announced on September 17, 2020 that it has priced an offering of senior unsecured notes. Methanex will issue US$700 million in aggregate principal amount of 5.125% senior notes due October 15, 2027.

5.     FULL DESCRIPTION OF MATERIAL CHANGE

5.1     FULL DESCRIPTION OF MATERIAL CHANGE

Methanex Corporation announced on September 17, 2020 that it has priced an offering of senior unsecured notes. Methanex will issue US$700 million in aggregate principal amount of 5.125% senior notes due October 15, 2027. The notes will be issued at a price of 100% of the aggregate principal amount, with an effective yield to maturity of 5.125%. The offering is expected to close on or about September 22, 2020, subject to customary closing conditions.

Methanex intends to use the net proceeds from the offering to repay or redeem the existing 5.25% unsecured notes due on March 1, 2022, of which US$250 million in aggregate principal amount is outstanding, and for maintenance capital expenditures, working capital or other general corporate purposes.

5.2    DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.    RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.    OMITTED INFORMATION

Not applicable.

8.    EXECUTIVE OFFICER

For further information, contact:

Kevin Price
General Counsel & Corporate Secretary
604-661-2658

9.    DATE OF REPORT

September 22, 2020

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: September 22, 2020	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary